OMV Aktiengesellschaft

OMV Investor News

08000713

082-03209

February 1, 2008

SUPPL

OMV/MOL: European Commission receives merger notification

Following a period of constructive discussions with the European Commission as part of the confidential guidance process on anti-trust matters, OMV Aktiengesellschaft today announces that the European Commission's Directorate General Competition (DG COMP) has received on January 31, 2008 OMV's formal merger notification ("Form CO") regarding its intended combination with MOL Hungarian Oil and Gas plc. Currently, OMV holds approximately 20.2% of the shares in MOL.

The formal outcome of the European Commission's Phase 1 merger control process is due to be announced between 25 and 35 working days. In the event the combination requires a Phase 2 review this will require a further 90 to 105 working days.

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Taking an important step in seeking the combination of OMV and MOL:

This is an important step forward in the merger control procedure and underpins the strategic and financial logic of the contemplated merger between OMV and MOL. OMV believes that the contemplated combination of OMV and MOL is not only attractive for the shareholders of both companies, it would also offer compelling prospects for the region, Hungarian stakeholders and the EU in broader terms. In connection with OMV's declaration of intent dated September 25, 2007 to combine OMV and MOL, OMV indicated its readiness to make significant commitments to MOL and the Hungarian government including joint representation on the Supervisory Board, locating the headquarters functions of the largest business division in Hungary, and pledging equality of treatment between Austrian and Hungarian stakeholders.

OMV believes that the combined group would have the scale to compete more effectively with Europe's major integrated oil and gas companies, positioning it to benefit from enhanced growth opportunities and allow for the optimisation of the asset base. In particular, the combination of OMV and MOL would contribute further to the security of energy supply for the EU, including the realisation of major infrastructure projects such as the Nabucco pipeline.

OMV looks forward to taking the merger control process forward with the European Commission's Directorate General (DG COMP).

dlw 2/14

DISCLAIMER

This announcement does not constitute and should not be interpreted as a formal takeover offer under any laws. This announcement is not intended to and shall not be deemed to constitute an invitation to invest in or otherwise deal in any securities or financial instruments nor to provide any advice or recommendation to do so.

Move & More. OMV

Notes to editors on OMV's intended offer for MOL:

On September 25, 2007, OMV declared its intention to combine OMV and MOL. In this announcement, OMV highlighted that it is in a position to offer MOL's shareholders HUF 32,000 per share in cash with a partial share alternative once certain technical impediments to achieve voting control of MOL, namely the state-imposed 10% voting limitation and the shares under management control, are removed. This price represents a 43.6% premium to MOL's unaffected share price of HUF 22,290 on May 21, 2007 and a 39.2% premium to yesterday's closing price of HUF 22,995. On removal of the impediments, an offer would be conditional solely on securing at least 50% voting control of MOL and securing EU anti-trust approval. For more details see: www.omv.com.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 18.97 bn and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 14 bn, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 21 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com
Jeremy Wilson, JPMorgan	Tel. +44 207 742 4000; e-mail: jeremy.wilson@jpmorgan.com
Nigel Robinson, Deutsche Bank	Tel. +44 207 545 8000; e-mail: nigel.robinson@db.com

Internet Homepage: www.omv.com

Next result announcement: January – December and Q4 2007 on February 26, 2008

END

DISCLAIMER

This announcement does not constitute and should not be interpreted as a formal takeover offer under any laws. This announcement is not intended to and shall not be deemed to constitute an invitation to invest in or otherwise deal in any securities or financial instruments nor to provide any advice or recommendation to do so.

Move & More. OMV